SEC FILE NO. 70-7727

                                       and

                              SEC FILE NO. 70-8593



                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549





                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS





                                    GPU, Inc.

                             GPU International, Inc.

------------------------------------
                                    :
      In the matter of              :
      GPU, INC.                     :     Certificate Pursuant
      GPU INTERNATIONAL, INC.       :     to Rule 24 of Partial
                                    :     Completion of
      SEC File No. 70-7727          :     Transactions
      SEC File No. 70-8593          :
      (Public Utility Holding       :
       Company Act of 1935)         :
------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:


      The undersigned, GPU, Inc. ("GPU") and GPU International, Inc. ("GPU International") hereby certify pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the "Act"), that certain of the transactions proposed in the Applications, as amended, filed in SEC file No. 70-7727 and SEC File No. 70-8593, respectively, have been carried out in accordance with the Commission's Orders dated December 22, 1997, November 16, 1995, June 14, 1995, December 28, 1994, September 12, 1994, December 18, 1992,
and June 26, 1990 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-7727, and the Commission's Orders dated, December 22, 1997, November 5, 1997, March 6, 1996, January 19, 1996 and July 6, 1995
with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-8593, as follows:
                                       -1-

      The following is reported in accordance with Supplemental Order dated November 16, 1995 for SEC File No. 70-7727:

1.    Financial Statements
      --------------------
           A copy of GPU International's unaudited Consolidated Balance Sheet as of March 31, 1998 and unaudited Consolidated Statement of Operations for the three months ended March 31, 1998 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).

2.    Business Activities
      -------------------
      Project Development
      -------------------
           GPU  International   continued  to  engage  in  project   development
activities both domestically and internationally (including in Europe, Asia, Africa, and South America).

Project Related Services
------------------------
           GPU International continued to provide management, administrative and/or operating services as of March 31, 1998 to the following projects (either directly or through subsidiaries), in which GPU International has a direct or indirect ownership interest:

         Project        Project Owner                       Location
         -------        -------------                       --------
         Marcal         Prime Energy L.P.                      NJ
         Chino          OLS Acquisition Corp.                  CA
         Camarillo      OLS Acquisition Corp.                  CA
         Onondaga       Onondaga Cogeneration L.P.             NY
         Lake           Lake Cogen L.P.                        FL
         Pasco          Pasco Cogen L.P.                       FL
         Syracuse       Project Orange Associates L.P.         NY
         Mid-Georgia    Mid-Georgia Cogen, L.P.                GA

3.    Guarantees which GPU has Agreed to Grant
      ----------------------------------------
           No matters to be reported.

4.    Guarantees Issued
      -----------------
           GPU International or GPU, for the benefit of GPU International, has obtained the following standby letters of credit which were effective during the period January 1, 1998 through March 31, 1998:

      (a) On February 26, 1996, a letter of credit in the face amount of $30,000 was issued by Citibank pursuant to its credit agreement with GPU International ("Citibank Credit Agreement") to support a bid for a 500 MW coal-fired generating plant in Punjab State, India. The letter of credit carries a fee equal to 0.5 of 1 percent per annum of the face amount plus a .10 percent fronting fee. The letter of credit is scheduled to expire on June 30, 1998.

      (b) On June 16, 1994, a letter of credit in the face amount of $5 million was issued by Chase Manhattan Bank in favor of Mellon Bank to support debt service coverage on the Onondaga Project. The letter of credit carries a fee equal to 0.7 of 1 percent per annum of the face amount, and is scheduled to expire on December 15, 1998. GPU entered into the related reimbursement agreement.

      (c) On February 25, 1998, a letter of credit in the face amount of $5,000,000 was issued by Citibank pursuant to the Citibank Credit Agreement to support its indemnity obligations under the Partnership Interest Purchase and Sale Agreement relating to the sale of a 50% interest in the Mid-Georgia project to Sonat Energy Services Company (Sonat). The letter of credit carries a fee equal to 0.6 of 1 percent per annum of the face amount, and is scheduled to expire on December 31, 1999.

           In addition, the following guarantees were outstanding during the period January 1, 1998 through March 31, 1998:

      (a) As of October 18, 1995, a guarantee of amounts up to $122,750,000 was made by GPU for the benefit of the Bankers Trust Company as collateral agent on behalf of the Equity Bridge Lenders and the Secured Parties in connection with the Termobarranquilla (TEBSA) project in Colombia.

      (b) GPU International has guaranteed the obligations of GPUI Colombia Ltd., and International Power Advisors, Inc. (the Operators), each of which are subsidiaries of GPU Power, Inc. (GPU Power), under the operations and maintenance agreement (O&M Agreement) in the TEBSA project. The liability of the Operators under the O&M Agreement is limited to $5 million.

      (c) GPU has guaranteed payments to General Electric Capital Corporation of amounts up to the lesser of six months average rent (approximately $7,026,000) or $10 million, to the extent Lake Cogen, Ltd. fails to pay rent when due under the terms of the project lease or chooses not to renew the lease after its initial 11-year term. In addition, GPU has guaranteed to pay any documentary stamp taxes and intangible personal property taxes should these taxes become due and payable in connection with the lease.

      (d) GPU International has guaranteed the obligations of its wholly owned subsidiary, EI Fuels Corporation ("EI Fuels"), under the Natural gas Facilities Agreement ("Facilities Agreement"),
                                       -5-
dated as of November 30, 1995. Pursuant to the guarantee, GPU International has guaranteed the payments of EI Fuels to the City of Warner Robins (the "City") for (a) Fixed Monthly Lease Charge (as defined in the Facilities Agreement) and
(b) any and all extensions, renewals, modifications, amendments or substitutions of the foregoing. The Fixed Monthly Lease Charge is $24,000, payable commencing on the in service date of the Mid-Georgia project, subject to reduction in certain circumstances, for a term of 31 years (approximately $8,928,000 of which GPU International's share would be $4,464,000). Sonat has assumed 50% of this obligation.

      (e) GPU has guaranteed (i) $16 million for the purpose of funding, on an interim basis, the equity investment in Mid-Georgia Cogen L.P., which will be used to finance the construction of the facility and (ii) $3.5 million for a construction completion guarantee. GPU has also guaranteed up to an additional $4.5 million in letter of credit obligations on behalf of Mid-Georgia, which will become effective upon commercial operation expected by mid-1998.

5.    Services obtained from associated companies
      --------------------------------------------
           Services obtained from GPU Service, Inc. consisted of (i) administrative, internal auditing, accounting and risk management services; (ii)
information  services  and   telecommunications   services,  and  (iii)  pension
administration
services. The total dollar value of such services provided during the period January 1, 1998 through March 31, 1998 was $276,610.

6.    Services provided to associated companies
      -----------------------------------------
           A description of services provided by GPU International to associate companies during the period January 1, 1998 through March 31, 1998 will be filed separately under a request for confidential treatment under Rule 104(b).

7.    Investments  by  GPU  in  Qualifying   Facilities,   Exempt  Wholesale
      ----------------------------------------------------------------------
Generators  and Foreign  Utility  Companies,  and Percentage of Equity
----------------------------------------------------------------------
Ownership
---------
           Set forth below is a summary of the direct or indirect investments by GPU, as of March 31, 1998 in qualifying facilities (QFs), EWGs and foreign utility companies (FUCOs), as well as the percentage of equity ownership.

                           Book Value
                  FUCO,    of GPU      GPU's %  Owners not affiliated with GPU
                  QF       Investment  Equity   ------------------------------
Associate         or       at 3/31/98  Owner-                          Type of
Company           EWG       ($000)     ship     Name of Entity          Entity
-------           ---       ------     ----     --------------          ------

Prime Energy,     QF       $7,786      50%      Prudential Insurance   Domestic
LP                                              Company of America

OLS Power,        QF           -        1%      Prudential Insurance   Domestic
LP                                              Company of America

Onondaga          QF       13,082      50%      NationsCredit          Domestic
Cogen, LP                                       Commercial Corp.

Lake Cogen Ltd.   QF       16,216      49.9%    Lake Interest          Domestic
                                                  Holdings Inc.
                                                New Lake Corp.             "

Project Orange    QF       1,886        4%      G.A.S. Partners, LP    Domestic
Associates, LP                                  NCP Syracuse Inc.          "
                                                Syracuse Investment        "
                                                 Inc.
                                                Stewart & Stevenson        "
                                                   Operations, Inc.
                                                Met Life Capital Corp.     "

Mid-Georgia       EWG &    (150)*      50%      Sonat Energy           Domestic
Cogen, LP         QF                            Services Company

NCP Houston       EWG      806*        100%     Not Applicable             N/A
Power Inc.

Pasco Cogen, Ltd. QF       15,734      49.9%    DCC Project Finance    Domestic
                                                  Ten Inc.
                                                PAS Power Company         "
                                                Pasco Int. Holding, Inc.  "
                                                Pasco Project Investment  "
                                                 Partnership LP

Selkirk Cogen     EWG &    12,809      19%      JMC Selkirk, Inc.      Domestic
Partners, LP      QF                            Cogen Technologies        "
                                                 Selkirk GP, Inc.
                                                Cogen Technologies        "
                                                 Selkirk LP
                                                JMCS I Investors, LP      "

Empresa           EWG      49,555      50%      Cititrust (Bahamas)    Foreign
Guaracachi S.A.                                 Limited

                           Book Value
                  FUCO,    of GPU      GPU's %  Owners not affiliated with GPU
                  QF       Investment  Equity   ------------------------------
Associate         or       at 3/31/98  Owner-                         Type of
Company           EWG       ($000)     ship     Name of Entity        Entity
-------           ---      -------     ----     --------------        ------

Guaracachi        EWG      $34,805*    100%     Not Applicable         N/A
America, Inc.

GPU Power, Inc.   EWG      30,015*     100%     Not Applicable         N/A

EI International  EWG      320*        100%     Not Applicable         N/A

GPUI Colombia,    EWG      277*        100%     Not Applicable         N/A
Ltda.

Victoria Electric FUCO     143,603*    100%     Not Applicable         N/A
Inc.

Midlands          FUCO     541,677       50%    Cinergy Corp.          Domestic
Electricity plc

GPU PowerNet      FUCO     1,695,330   100%     Not Applicable         N/A
Pty. Ltd.

GPU Australia     FUCO     118,957*    100%     Not Applicable         N/A
Holdings, Inc.

Austran Holdings  FUCO     245,713*    100%     Not Applicable         N/A
Inc.

Termobarranquilla EWG      (4,286)     29%      ABB Energy Ventures,   Foreign
S.A.                                              Inc.
                                                Lancaster Distral Group  "
                                                Corporation Electrica    "
                                                 De la Costa Atlantica

EI Barranquilla,  EWG      (3,106)*    100%     Not Applicable         N/A
Inc.

Barranquilla      EWG      59*         100%     Not Applicable         N/A
Lease Holdings, Inc.

Los Amigos        EWG      12          100%     Not Applicable         N/A
Leasing Company, Ltd.

EI Services       EWG      61*         100%     Not Applicable         N/A
Canada, Ltd.

                          Book Value
                  FUCO,   of GPU       GPU's %  Owners not affiliated with GPU
                  QF      Investment   Equity   ------------------------------
Associate         or      at 3/31/98   Owner-                         Type of
Company           EWG      ($000)      ship     Name of Entity        Entity
-------           ---     -------      ----     --------------        ------

EI Canada         EWG      44*         100%     Not Applicable          N/A
Holding, Ltd.

EI Brooklyn       EWG      -           100%     Not Applicable          N/A
Investment, Ltd.

EI Brooklyn       EWG      44*         100%     Not Applicable          N/A
                           ---
Power, Ltd.


GPU's Aggregate
Investment*            $2,349,801
                       ==========


(*) GPU's aggregate investment does not include the items shown with asterisks in order to avoid duplication.

                  As of March 31, 1998, GPU also owned, directly or indirectly, interests in the following EWGs, in which its aggregate investment did not exceed $10,000: GPU Power Ireland, Inc.; GPU Power Philippines, Inc.; GPU International Asia, Inc.; International Power Advisors, Inc.; Austin Cogeneration Corporation; Austin Congeneration Partners, L.P.; Hanover Energy Corporation; EI Power (China), Inc.; China Power Partners, L.P.; EI Power (China)I, Inc.; Ming Jiang Power Partners, L.P.; EI Power (China)II, Inc.; Nanjing Power Partners, L.P.; EI Power(China)III, Inc.; and Zhuang He Power Partners, L.P. Of those listed, GPU owns a 50% interest in China Power Partners, L.P., Ming Jiang Power Partners, L.P., Nanjing Power Partners, L.P., and Zhuang He Power Partners, L.P.; the remaining interest of such EWG's are owned by Intesol International, Ltd., a Hawaii
                                      -10-
corporation. GPU owns a 100% interest in each of the other EWGs.

8. During the period January 1, 1998 through March 31, 1998 there was no intellectual property provided to GPU International by any associate company, or provided by GPU International to any associate company.

      In accordance with Orders dated July 6, 1995 and March 6, 1996 in SEC File No. 70-8593, and in addition to the reimbursement agreements described in item 4 above, the following is reported:

1.    Financial Statements
      --------------------
      A copy of GPU Electric, Inc.'s ("GPU Electric") and GPU Power, Inc.'s ("GPU Power") unaudited Consolidated Balance Sheets as of March 31, 1998 and unaudited Consolidated Statements of Operations for the twelve months ended March 31, 1998 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).

2.    Investments in Exempt Entities
      ------------------------------
      On November 6, 1997, GPU Electric acquired the business of PowerNet Victoria ("PowerNet"), which was renamed GPU PowerNet, from the State of Victoria, Australia for Australian $2.6 billion (approximately U.S. $1.9 billion). The PowerNet acquisition was financed through: (1) a senior debt facility of Australian $1.9 billion (approximately U.S. $1.4 billion), which is non-recourse to GPU; (2) a five year U.S. $450 million bank credit agreement which is guaranteed by GPU, Inc.; and
(3) an equity contribution of U.S. $50 million from GPU.

      GPU Electric (through its investment in Austran Holdings) entered into the Australian $1.9 billion facility agreement (Facility Agreement) with Chase Securities Australia Limited, Dresdner Australia Limited, and J.P. Morgan
Australia Securities Limited. The Facility Agreement is guaranteed by GPU PowerNet and provides for interest at the Australian dollar bill discount rate as specified in the Facility Agreement. The terms of the Facility Agreement are as follows:
                                                         As of 3/31/98
              Amount                   Term              Interest Rate
              ------                   ----              -------------
Tranche A  A$481.250 million        364 days                5.59%
Tranche B  A$721.875 million         3 years                5.54%
Tranche C  A$721.875 million         5 years                5.64%

      As of March 31, 1998, GPU Electric had outstanding borrowings of Australian $1.9 billion (approximately U.S. $1.3 billion) under the Facility Agreement.

      GPU Electric (through its investment in GPU Australia Holdings, Inc.) entered into the $450 million bank credit agreement (Credit Agreement) with Chase Manhattan Bank, as agent for a lending institution consortium. The Credit Agreement provides for incremental borrowings consisting of several competitive advances from participating banks or simultaneous advances of the same type (Adjusted Base Rate Advance or Eurodollar Rate Advance) at the Company's discretion.

      Interest for the Adjusted Base Rate Advance is calculated at the higher of Chase Manhattan's base rate or the Federal Funds rate plus 1/2%, payable quarterly. Interest for the Eurodollar Rate Advances is calculated at the London Interbank Offering Rate (LIBOR) plus an applicable margin ranging from 0.20% to 1.25%, payable on the last day of the interest period.

      Borrowings under the Credit Agreement are repayable annually on each anniversary of the acquisition date in increments of $90 million with the final payment due in November 2002. During the first quarter of 1998, $100 million of the $450 million borrowing was repaid using proceeds from the issuance of GPU common stock as well as proceeds from the sale of Solaris Power ("Solaris"). As of March 31, 1998, GPU Electric had $350 million of outstanding borrowings under the Credit Agreement with interest calculated at 5.9% per annum.

      In connection with the acquisition of Midlands Electricity plc ("Midlands") discussed in Item 3 below, EI UK Holdings, Inc. ("EI UK") entered into a term loan agreement (the "Term Loan") dated as of May 6, 1996, with a syndicate of banks, the Chase Manhattan Bank, N.A., as administrative agent, Citibank, N.A., as syndication agent, Citicorp Securities, Inc. and Chase Securities Inc., as arrangers. The Term Loan provides, among other things, for EI UK borrowings from time to time of up to pounds sterling 350 million, or approximately U.S. $585.0 million, through a GPU guaranteed five-year bank term loan facility terminating on May 6, 2001. EI UK invested such funds in Midlands through Avon Energy Partners Holdings ("Holdings"). As of March 31, 1998, the maximum amount EI UK may borrow under the Term Loan was pounds sterling 225 million, or approximately U.S. $376.1 million.

      The interest rate on the borrowing is based on the LIBOR plus an applicable margin as defined in the Term Loan corresponding to the debt ratings of GPU. The remaining balance of the Term Loan as of December 31, 1997 was pounds sterling 340 million. During the first quarter of 1998, pounds sterling 115 million, or approximately U.S. $189.4 million, of the remaining balance was repaid using proceeds from the issuance of GPU common stock as well as proceeds from the sale of Solaris. As of March 31, 1998, EI UK had aggregate borrowings of pounds sterling 225 million, or approximately U.S. $376.1 million, outstanding under the Term Loan. The borrowings bear interest at 7.9125 percent per annum, which was based on the LIBOR at March 31, 1998 plus a .35 percent margin.

      On  November  22,  1995,  GPU  acquired  all of the  capital  stock of GPU
Electric and made capital contributions of $48 million. The capital contributions were used by GPU Electric to acquire Solaris (through Victoria Electric, Inc.). During August 1996, Victoria Electric Holdings, Inc., a wholly owned subsidiary of GPU Electric, was established to hold the investment in Victoria Electric, Inc. In January 1998, as a result of Victoria's cross-ownership restrictions, GPU Electric sold its 50% stake in Solaris for Australian $208 million (approximately U.S. $135.2 million) and a 10.36% stake in Allgas Energy Limited, a natural gas distributor in Queensland, Australia, valued at Australian $14.6 million (approximately U.S.
$9.5 million) at the date of sale.

      On November 20, 1995, GPU Electric entered into a credit agreement (the "Credit Agreement") with Citibank Limited as the Participant and Arranger, for which Citisecurities Limited is the Agent. The Credit Agreement provided, among other things, for revolving credit borrowings by GPU Electric from time to time through November 20, 1998, subject to extensions for two years at the sole discretion of the Participant, in amounts not to exceed an aggregate of Australian $96 million outstanding at any one time. In August 1996, the Credit Agreement was transferred to Victoria Electric Holdings, Inc. Borrowings are guaranteed by GPU. The proceeds of such borrowings were used to fund, in part, GPU's investment in Solaris. Upon the sale of Solaris in January 1998 discussed above, a portion of the proceeds were used to retire this debt which amounted to Australian $78.4 million, or approximately U.S.
$52 million.

3.    Description of Exempt Entities in Which There are Funds Invested
      ----------------------------------------------------------------

Selkirk Cogen Partners, L.P. (Selkirk)
--------------------------------------
      Selkirk   owns  and   operates   two  natural   gas-fired   combined-cycle
cogeneration facilities located in Bethlehem, New York: a 79.9 megawatt (MW) facility and a 270 MW facility.

Brooklyn Energy, L.P. (Brooklyn)
--------------------------------
      Brooklyn owns a 24 MW wood and oil-fired cogeneration facility located in Brooklyn, Nova Scotia, Canada. Commercial operation of the facility commenced in April 1996. Since April 1996, when Brooklyn entered into commercial operation, the project has experienced operating cash deficits primarily due to a reduction in the electric energy rate and suboptimal equipment performance. These deficits were partially funded by advances from both GPU International and its subsidiary EI Services Canada Limited, the project operator. As a result of these operating cash deficits, Brooklyn has been unable to make (i) principal payments under the terms of its non-recourse credit obligation and (ii) full payment to, among other providers, EI Services Canada Limited for operating and maintenance services.

      During 1997, Brooklyn received several default notices from its Lenders for failure to pay principal and interest as required under the Credit Agreement. Under the terms of the Credit Agreement, if an Event of Default has occurred and is continuing, the Lenders have the right to enforce certain remedies which include but are not limited to acceleration of the entire principal amount of the Loan.

      As of December 31, 1997, GPU International has made capital contributions in Brooklyn totaling Canadian $12.9 million (approximately U.S. $9 million) and has provided Canadian $4.2 million (approximately U.S. $3 million) of funding to EI Services Canada Limited and Brooklyn to pay past due operating expenses. In 1997, GPU International recorded a provision of U.S. $7.9 million to fully reserve its investment balance and advances due to both GPU International and EI Services Canada Limited.

      On January 30, 1998, the Brooklyn project Lenders demanded, among other things, the payment of the currently outstanding principal and unpaid interest in arrears by February 10, 1998. Brooklyn was unable to make such payment. As a result, on February 17, 1998, the Lenders placed the project into receivership and replaced EI Services Canada Limited as operator.

Empresa Guaracachi, S.A.
------------------------
      In July 1995, GPU Power, through Guaracachi America, Inc. acquired from the Bolivian Government a 50% interest in Empresa Guaracachi, S.A., an electric generating company having an aggregate capacity of 216 MW of natural gas-fired and oil-fired generation for approximately $47 million. The facilities are located in Bolivia in and around the cities of Santa Cruz, Sucre and Potosi with their total capacity representing one-third of Bolivia's generation capacity. GPU Power's investment of $47 million will be used by the year 2002 to expand the generating facilities to meet Bolivia's growing demand. As of March 31, 1998, approximately $3.8 million of the $47 million had been invested for such purposes.

Solaris Power ("Solaris")
-------------------------
      In November 1995, GPU Electric, through Victoria Electric, Inc., together with the Australian Gas Light Company, acquired Solaris for a total purchase price of approximately $712 million, of which GPU Electric's 50% share is $356 million. GPU Electric made an equity investment in Solaris of approximately $112 million; the balance of the purchase price was provided through non-recourse borrowings by Solaris from an Australian bank syndicate. Solaris, which provides electric service to more than 240,000 customers in and around Melbourne, Australia, was sold by the government of Victoria through a competitive bid as part of that state's privatization of the electric industry. In January 1998, GPU Electric sold its 50% stake in Solaris.

Termobarranquilla, S.A.
-----------------------
      In October 1995, GPU Power, through EI Barranquilla, Inc., completed the financing for and acquired a 29% interest in Termobarranquilla, S.A., Empresa de Servicios Publicos ("TEBSA"), an existing 180 MW gas-fired generating plant in Barranquilla, Colombia and TEBSA began the construction of a new 790 MW gas-fired plant adjacent to the existing plant (the "Barranquilla Project"). Electricity generated by these plants will be sold to Corporacion Electrica de la Costa Atlantica under a 20-year contract. Total project costs, including the acquisition of the existing plant, are expected to be $760.6 million, of which GPU Power's equity contribution is expected to be approximately $65 million.

Barranquilla Lease Holdings, Inc. and Los Amigos Leasing Company, Ltd.
----------------------------------------------------------------------
      Barranquilla Lease Holdings, Inc., a subsidiary of GPU Power, through its wholly-owned subsidiary Los Amigos Leasing Company, Ltd. ("Leaseco"), procures equipment to be used by and leased to TEBSA. Pursuant to a lease agreement, Leaseco will deliver certain non-Colombian equipment related to TEBSA, and TEBSA will make lease payments equal to the interest and principal payments on senior bank debt and certain other expenses incurred by Leaseco.

Midlands Electricity plc
------------------------
      In May, 1996, GPU and Cinery Corporation formed Avon Energy Partners plc ("Avon"), a wholly-owned subsidiary of Holdings. Holdings is 50/50 joint venture which acquired Midlands, an English regional electric company. GPU's 50 percent interest in Holdings is held by EI UK, a wholly-owned subsidiary of GPU Electric.

      EI UK invested approximately $585.7 million in Holdings by borrowing funds through a GPU guaranteed five-year bank term loan facility. Holdings has borrowed approximately $1.6 billion through a non-recourse term loan and revolving credit facility to provide for the balance of the acquisition price.

      Midlands, distributes and supplies electricity to 2.3 million customers in England in an area with a population of five million. Midlands also owns a generation business that produces electricity domestically and internationally and a gas supply company that provides natural gas service to 8,000 customers in England. In addition, Midlands owns and has under development a number of international generation projects.

PowerNet
--------
      PowerNet   owns  and  operates  the  existing   high-voltage   electricity
transmission  system  in  the  State  of  Victoria,   Australia.   The  PowerNet
transmission system serves all of Victoria covering an area of approximately 87,900 square miles and a population of approximately 4.5 million.

4.    Services Obtained From Associated Companies
      -------------------------------------------
      GPU Energy provided administrative services to GPU International Australia in the amount of $97,150 for the three months ended March 31, 1998, in support of the development, management, and divestiture of Solaris' operations.

      GPU Service, Inc. provided administrative services to GPU Power in the amount of $9,231 for the three months ended March 31, 1998, related to the oversight and management of GPU Power's operations.

      GPU Service, Inc. provided administrative services to GPU Electric in the amount of $66,281 for the three months ended March 31, 1998, related to the oversight and management of GPU Electric's operations.

5.    Services Provided to Associated Companies
      -----------------------------------------
      A description of services provided by GPU Electric and GPU Power to associate companies during the period January 1, 1998 through March 31, 1998 will be filed separately under a request for confidential treatment under Rule 104(b).
      In Accordance with the Commission's Order dated November 5, 1997 in SEC File No. 70-8593, the following is reported:

      a) GPU's aggregate investment includes all amounts invested, or committed to be invested, in foreign utility companies (FUCOs) and exempt wholesale generators (EWGs), for which there is recourse, directly or indirectly, to the registered holding company. GPU's aggregate investment as of March 31, 1998 is as follows:

                                                                  (In Thousands)
                                                                  --------------
FUCOs
-----
Midlands Electricity plc                                              $  588,892
GPU PowerNet                                                             488,600
                                                                      ----------
      Subtotal                                                        $1,077,492
                                                                      ----------

EWGs
----
Mid-Georgia Cogen, L.P.                                               $   19,500
Selkirk Cogen, L.P.                                                       12,809
Termobarranquilla, S.A                                                   122,750
Empresa Guaracachi, S.A                                                   47,889
Development projects                                                       2,744
                                                                      ----------
      Subtotal                                                        $  205,692
                                                                      ----------
      Aggregate Investment in FUCOs and EWGs                          $1,283,184
                                                                      ==========

      b)   As of March 31, 1998
           (In Thousands)
           GPU's Aggregate Investment in FUCOs and EWGs $1,283,184

Aggregate Investment as a Percentage of GPU, Inc. and Subsidiary Companies:

Total capitalization                $  8,794,698                  14.6%
Net utility plant                   $  7,488,943                  17.1%
Total consolidated assets           $ 12,834,009                  10.0%
Market value of common equity       $  5,658,394                  22.7%

      c)   GPU, Inc. and Subsidiary Companies
           Consolidated Capitalization Ratios as of March 31, 1998
           (In Thousands))

                                       Amount                        %
                                       ------                        -

Common equity                       $3,519,270                      40.0
Cumulative preferred stock             170,478                       1.9
Subsidiary-obligated mandatorily
  redeemable preferred securities      330,000                       3.8
Long-term debt                       4,475,332                      50.9
Notes payable                          299,618                       3.4
                                     ---------                       ---
      Total capitalization          $8,794,698                     100.0%
                                     =========                     ======

      d) Market-to-book ratio of GPU, Inc. and Subsidiary Companies common stock at March 31, 1998

Closing Market Price per Share                                  $  44.2500
Book Value per Share                                            $  27.4600
Market-to Book Ratio of Common Stock                               161.1%

      e) Analysis of Growth in Retained Earnings for GPU, Inc. and Subsidiary Companies:

                                                      (In Thousands)
                                                      --------------
Retained Earnings as of 3/31/98                       $   2,274,486
Retained Earnings as of 12/31/97                          2,140,712
                                                          ---------
Growth in Retained Earnings                           $     133,774
                                                          =========

Analysis of Growth in Retained Earnings:
Income (loss) contribution from
  GPU Energy companies                                $     102,038
Income (loss) contribution from
 FUCOs/EWGs/Project Parents                                  29,182
Income (loss) contribution from other
 GPUI Group investments                                       5,787
Income (loss) contribution from other
 GPU Advanced Resources                                        (794)
GPU, Inc. expenses                                           (2,433)
Other adjustments                                                (6)
                                                          ---------
Growth in Retained Earnings                           $     133,774
                                                          =========

      f) Statements of operations for the periods ended March 31, 1998 for each of the Project Parents and Exempt Entities, other than Selkirk Cogen Partners, LP which is incorporated by reference to Selkirk's report on Form 10-Q for the three months ended March 31, 1998 filed with the SEC, will be filed separately under a request for confidential treatment pursuant to Rule 104(b).

                                    SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS CERTIFICATE TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                       GPU, Inc.


                                       By: ____________________________
                                           T.G. Howson
                                           Vice President and Treasurer


                                       GPU International, Inc.


                                       By: ____________________________
                                           B.L. Levy
                                           President

Date: June 19,1998